EXHIBIT 12

COCA-COLA ENTERPRISES INC.

COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(In millions except ratios)

	Fiscal Year

	2000	1999	1998	1997	1996

Computation of Earnings:
Earnings (loss) from continuing operations before income taxes	$333	$88	$169	$178	$194
Add:
Interest expense	777	726	706	532	332
Amortization of capitalized interest	2	2	2	2	2
Amortization of debt premium/discount and expenses	20	29	27	25	23
Interest portion of rent expense	24	27	28	27	12

Earnings as Adjusted	$1,156	$872	$932	$764	$563

Computation of Fixed Charges:
Interest expense	$777	$726	$706	$532	$332
Capitalized interest	2	2	7	2	2
Amortization of debt premium/discount and expenses	20	29	27	25	23
Interest portion of rent expense	24	27	28	27	12

Fixed Charges	823	784	768	586	369
Preferred Stock Dividends (a)	5	6	2	2	13

Combined Fixed Charges and Preferred Stock Dividends	$828	$790	$770	$588	$382

Ratio of Earnings to Fixed Charges (b)	1.40	1.11	1.21	1.30	1.53

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (b)	1.40	1.10	1.21	1.30	1.47

(a)	Preferred stock dividends have been increased to an amount representing the pretax earnings which would be required to cover such dividend requirements.

(b)	Ratios were calculated prior to rounding to millions.